Exhibit (a)(1)(D)

9825 Spectrum Drive

Building 3

Austin, Texas 78717

May 19, 2010

Dear Shareholders:

We are pleased to inform you that, as previously announced, on May 5, 2010, HealthTronics, Inc. (“HealthTronics”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Endo Pharmaceuticals Holdings Inc. (“Endo”) and HT Acquisition Corp. (“Purchaser”), a wholly owned subsidiary of Endo.

Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of common stock of HealthTronics (the “Shares”) at a price of $4.85 per Share, net to the seller in cash (without interest thereon and less applicable withholding taxes), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated May 19, 2010, and related materials enclosed with this letter. The tender offer is currently scheduled to expire at 5:00 p.m., New York City time, on July 1, 2010, unless extended. The tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the tender offer at least a majority of the Shares then outstanding on a fully-diluted basis.

The Board of Directors of HealthTronics has unanimously determined that the Merger Agreement, the tender offer and the other transactions contemplated thereby are advisable, fair to and in the best interests of HealthTronics’ shareholders and approved the Merger Agreement, the tender offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein. The Board of Directors of HealthTronics unanimously recommends that HealthTronics’ shareholders accept the offer and tender their Shares to Purchaser pursuant to the offer.

In arriving at its recommendation, the Board of Directors of HealthTronics gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares to Purchaser in the tender offer. These documents set forth the terms and conditions of Purchaser's tender offer and provide instructions as to how to tender your Shares. We urge you to read and consider each of the enclosed materials carefully.

Sincerely,

James S.B. Whittenburg
President and Chief Executive Officer